UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-41863

CUSIP Number 82670R 107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Signing Day Sports, Inc.
Full Name of Registrant

Former Name if Applicable

8355 East Hartford Rd., Suite 100
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85255
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Signing Day Sports, Inc., a Delaware corporation (the “Registrant”), is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”) because of unanticipated delays in the completion of its financial statements and related portions of the Form 10-Q, which delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant anticipates filing its Form 10-Q no later than five calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel Nelson	(480)	220-6814
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect revenues of approximately $0.20 million for the three months ended June 30, 2024, an increase of approximately $0.08 million, or 75.5%, from approximately $0.12 million for the three months ended June 30, 2023. This anticipated change is primarily due to an increase in event fee payments and subscription revenue.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect cost of revenues of approximately $0.06 million for the three months ended June 30, 2024, an increase of approximately $0.05 million, or 541.8%, from approximately $0.01 million for the three months ended June 30, 2023. This anticipated change is primarily due to an increase in aggregate wages as a result of internal software development staff hires.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect advertising and marketing expenses of approximately $0.001 million for the three months ended June 30, 2024, a decrease of approximately $0.106 million, or 99.2%, from approximately $0.107 million for the three months ended June 30, 2023. This anticipated change is primarily due to the economization of the Company’s advertising and marketing strategy.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect general and administrative expenses of approximately $1.27 million for the three months ended June 30, 2024, an increase of approximately $0.68 million, or 116.1%, from approximately $0.59 million for the three months ended June 30, 2023. This anticipated change is primarily due to an increase in legal expenses, stock-based compensation expenses, directors and officers’ liability insurance premium expenses, event expenses, and corporate regulatory expenses.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect total other expense, net of approximately $0.19 million for the three months ended June 30, 2024, a decrease of approximately $0.04 million, or 17.1%, from approximately $0.23 million for the three months ended June 30, 2023. This anticipated change is primarily due to a decrease in interest expense due to the reduced balance under certain convertible and nonconvertible notes payable and related reduced interest expense, offset by a change to other expense, net consisting of commitment fee expense and discount on loan payable for the three months ended June 30, 2024 from other net income, net consisting of sublease income for the three months ended June 30, 2023.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect revenues of approximately $0.44 million for the six months ended June 30, 2024, an increase of approximately $0.27 million, or 157.3%, from approximately $0.17 million for the six months ended June 30, 2023. This anticipated change is primarily due to an increase in event fee payments and subscription revenue.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect cost of revenues of approximately $0.13 million for the six months ended June 30, 2024, an increase of approximately $0.12 million, or 822.2%, from approximately $0.01 million for the six months ended June 30, 2023. This anticipated change is primarily due to an increase in aggregate wages as a result of internal software development staff hires.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect advertising and marketing expenses of approximately $0.09 million for the six months ended June 30, 2024, a decrease of approximately $0.11 million, or 54.4%, from approximately $0.20 million for the three months ended June 30, 2023. This anticipated change is primarily due to the economization of the Company’s advertising and marketing strategy.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect general and administrative expenses of approximately $3.31 million for the six months ended June 30, 2024, an increase of approximately $2.09 million, or 172.2%, from approximately $1.22 million for the six months ended June 30, 2023. This anticipated change is primarily due to an increase in legal expenses, stock-based compensation expenses, corporate regulatory expenses, event expenses, and directors and officers’ liability insurance premium expenses.

The Registrant anticipates that the financial statements to be included in the Form 10-Q will reflect total other expense, net of approximately $0.71 million for the six months ended June 30, 2024, an increase of approximately $0.31 million, or 80.4%, from approximately $0.40 million for the six months ended June 30, 2023. This anticipated change is primarily due to a change to other expense, net for the six months ended June 30, 2024 from other income, net for the six months ended June 30, 2023, offset by the reduced balance under certain convertible and nonconvertible notes payable and related reduced interest expense.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 and the statements contained herein include “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Registrant’s future financial or operating performance. In some cases, these statements can be identified because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Registrant’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of date on which they are made and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other filings with the Commission. All subsequent written and oral forward-looking statements concerning the Company or other matters, and attributable to the Company or any person acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements, except as required by law.

Signing Day Sports, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2024	By:	/s/ Daniel Nelson
Daniel Nelson Chief Executive Officer

4